SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                Amendment No. 2
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              Gasco Energy, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                                          367220100
-------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 20, 2002
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                                           13D


________________________________________________________________________________
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_______________________________________________________________________________
                      7    SOLE VOTING POWER
NUMBER OF                  4,591,400
SHARES                _________________________________________________________
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                   599,600
EACH                  _________________________________________________________
REPORTING             9    SOLE DISPOSITIVE POWER
PERSON  WITH               4,591,400
WITH                  _________________________________________________________
                      10   SHARED DISPOSITIVE POWER
                           599,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,126,000
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
________________________________________________________________________________






CUSIP No. 367220100                                           13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
      PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
______________________________________________________________________________
                      7    SOLE VOTING POWER
NUMBER OF                  15,000
SHARES                _________________________________________________________
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                   599,600
EACH                  _________________________________________________________
REPORTING             9    SOLE DISPOSITIVE POWER
PERSON  WITH               15,000
WITH                  _________________________________________________________
                      10   SHARED DISPOSITIVE POWER
                           599,600
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,126,000
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
________________________________________________________________________________



CUSIP No. 367220100                                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS:  Seven Bridges Foundation, Inc..

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  06-1498953
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
_______________________________________________________________________________
                      7    SOLE VOTING POWER
NUMBER OF                  10,000
SHARES                _________________________________________________________
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                   0
EACH                  _________________________________________________________
REPORTING             9    SOLE DISPOSITIVE POWER
PERSON  WITH               10,000
WITH                  _________________________________________________________
                      10   SHARED DISPOSITIVE POWER
                           0
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       5,126,000
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       CO
________________________________________________________________________________




         This Amendment No. 2 amends and supplements the Schedule 13D as filed on August 28, 2002 and amended on September 19, 2001 with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The first sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

         "The shares of Common Stock set forth in this Schedule 13D were purchased for an aggregate price of $6,356,400."

Item 5.  Interest in Securities of the Issuer.

         (a) Item 5(a) is hereby amended and restated in its entirety as follows:

         "The share ownership set forth in this Item 5 is as of October 10, 2002. As of such date, Mr. McKenzie held 4,591,400 shares of Common Stock, comprised of 2,052,400 shares held by him personally and 2,539,000 shares held in his retirement accounts, through two custodians. Mrs. McKenzie held 15,000 shares in her retirement account, through a custodian. In addition, Mr. and Mrs. McKenzie held 440,500 shares as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and 159,100 shares as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust"). The Foundation held 10,000 shares of Common Stock.

         (b) Item 5(b) is hereby amended and restated in its entirety as follows:

         " Mr. McKenzie has the sole power to vote and dispose of 4,591,400 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mrs. McKenzie has the sole power to vote and dispose of 15,000 shares of Common Stock held in her individual retirement account. Mr. and Mrs. McKenzie are co-trustees of the 2000 Trust and 2001 Trust, and they share power to vote and dispose of the 599,600 shares of Common Stock held in the aggregate by such trusts, respectively. The Foundation has the sole power to vote and dispose of 10,000 shares."


                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated as of: October 11, 2002


Richard C. McKenzie, Jr.


/s/ Richard C. McKenzie
_______________________________


Margaret Byrne McKenzie


Margaret Byrne McKenzie
_______________________________


SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
_______________________________
Name:  Kathy Smith
Title: Executive Director




Exhibit  1

                Schedule of Purchases and Sales of Common Stock

The following table amends and supplements Exhibit 1 to the Schedule 13D. All purchases occurred on the open market, and there were no sales of Common Stock by the reporting persons since September 18, 2002.

                                                 Number of Shares     Price
                                      Date         Purchased        per share
Richard C. Mckenzie, Jr.           9/18/02            29,500           1.01
                                   9/20/02           300,000           0.97
                                   9/24/02            53,900           0.79
                                   9/24/02            46,100           0.79
                                   9/25/02           100,000         0.7209
                                   9/25/02           250,000         0.7209
                                   9/26/02           175,000         0.9838
                                   9/27/02           200,000           0.95
                                   10/2/02            30,000           0.87
                                   10/3/02            35,000           0.87
                                   10/4/02           100,000          0.846
    McKenzie Charitable Lead
       Annuity Trust 2000          9/30/02           200,000          0.825

    McKenzie Charitable Lead
       Annuity Trust 2001          10/1/02             9,100           0.88